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Filed by Medscape, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File Number: 000-26883
Subject Company: Medscape, Inc.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY MEDICALOGIC, INC. AND MEDSCAPE, INC. ON MARCH 14, 2000. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MEDICALOGIC, INC. AND MEDSCAPE, INC. WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM MEDSCAPE, INC. BY DIRECTING A REQUEST TO MEDSCAPE, INC., 134 WEST 29TH STREET, NEW YORK, NEW YORK 10001, ATTENTION:
INVESTOR RELATIONS, TELEPHONE: (212) 760-3100

                            *************************

The following is an excerpt from an investor presentation made by Medscape, Inc. on March 21, 2000.


OUR ANNOUNCEMENT

                               FEBRUARY 22, 2000:


                            "MEDICALOGIC AND MEDSCAPE
                            TO MERGE; MEDICALOGIC TO
                               ACQUIRE TOTAL eMED"


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                     MEDSCAPE/MEDICALOGIC MERGER HIGHLIGHTS

* The Online Health Record (not the insurance claim) is the hub of true eHealthcare

* MedicaLogic has first-mover lead in Online Health Records - 8 million health records; 8,000 clinicians; 40+ IDN

* Premier, authoritative health content for physicians and consumers, integrated into the OHR and precisely delivered in context around the record

* Unique consumer value: exclusive secure access via CBS HealthWatch to their physician-created Online Health Record - appointments, prescriptions, questions

* Strategic synergies: Medscape will help drive adoption of OHR and MedicaLogic and Total eMed will help drive traffic to Medscape and CBS HealthWatch

* Our solutions, used by physicians at the point of care, are at the 'front end' of the supply chain for driving clinical eCommerce

* Combined entity will enjoy multiple revenue streams: EMR subscription fees; transcription fees; advertising/sponsorships; e-commerce; transactions; e-research

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THE MEDSCAPE/MEDICALOGIC MERGER

Handheld PDA and                               Web-based
telephone devices                            transcription
[Photo]                                         service


Laptop and tablet                               ONLINE
record tools                                    HEALTH
[Pageview from                                  RECORD
Logician Internet]

                                                          CBS HealthWatch
                                                          for consumers
                                                          [Pageview from
                                                          cbs.healthwatch.com]

Comprehensive                                   Medscape
paperless record system                         premium physician
[Pageview from                                  content
Logician Internet]                              [Pageview from
                                                medscape.com]



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                          [PAGEVIEW FROM MEDSCAPE.COM:
                             MEDSCAPE PRIMARY CARE]








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                          [PAGEVIEW FROM MEDSCAPE.COM:
                              MEDSCAPE CHART ROOM]






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                       [PAGEVIEW FROM CBS.HEALTHWATCH.COM]





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                       [PAGEVIEW FROM CBS.HEALTHWATCH.COM]

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                       [PAGEVIEW FROM CBS.HEALTHWATCH.COM]